EXHIBIT 99.1

North American Construction Group Ltd. Announces Five-Year Contract in Queensland, Australia

ACHESON, Alberta, Aug. 28, 2024 (GLOBE NEWSWIRE) -- North American Construction Group Ltd. (“NACG” or “the Company”) (TSX:NOA.TO/NYSE:NOA) today announced that the MacKellar Group (“MacKellar”) has been awarded a five-year contract by an existing client, a leading metallurgical coal producer in the state of Queensland, Australia. The contract leverages an existing agreement to transition hired fleet currently under contract as dry rental to a fully maintained fleet.

The five-year contract has an expiry date of September 30, 2029 and qualifies as contractual backlog given minimum hour commitments in the agreement. Scopes awarded for fully maintained equipment and related services are estimated to result in a total value of approximately $375 million. Contract scopes are expected to be fully ramped up by mid-2025. To achieve the increased scope, the agreement requires an on-site maintenance facility and twenty additional units, for total growth capital of between $50 and $55 million, which will be purchased and constructed by MacKellar primarily in the fourth quarter of 2024.

“We thank this long-term client for their trust and confidence in us and are committed to being their preferred, safe, low-cost contractor for decades to come,” stated Joe Lambert, President and CEO of NACG. “Approximately one-third of the incremental fleet will be provided from Canada and I’m proud of our teams working together to provide solutions for our customer. This is now the second significant award of a long-term mining contract in 2024 in Australia which demonstrates high equipment demand in the region, MacKellar’s strong client relationships and the value proposition that our Australian team and fleet offer. This long-term agreement brings our total contractual backlog well above $3.0 billion and provides the consistency needed by operations personnel to function efficiently.”

About the MacKellar Group
Operating since 1966, and as a wholly owned subsidiary of NACG since 2023, MacKellar has an enviable reputation in Australia for performance and reliability. MacKellar specializes in heavy earthmoving equipment solutions and has a proud history of working on major mining and civil earthwork projects.

About NACG
NACG is one of Canada and Australia’s largest providers of heavy construction and mining services. For over 70 years, NACG has provided services to mining, resource, and infrastructure construction markets.

Jason Veenstra, CPA, CA
Chief Financial Officer
P: 780.960.7171
E: ir@nacg.ca

The information provided in this release contains forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words “expected”, “estimated” or similar expressions, including the anticipated revenues and backlog to be generated by the contract. The material factors or assumptions used to develop the above forward-looking statements and the risks and uncertainties to which such forward-looking statements are subject are highlighted in the Company’s MD&A for the year ended December 31, 2022 and quarter ending September 30, 2023. Actual results could differ materially from those contemplated by such forward-looking statements because of any number of factors and uncertainties, many of which are beyond NACG’s control. Undue reliance should not be placed upon forward-looking statements and NACG undertakes no obligation, other than those required by applicable law, to update or revise those statements. For more complete information about NACG, please read our disclosure documents filed with the SEC and the CSA. These free documents can be obtained by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedar.com.